SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

September 26, 2008

EDAP TMS S.A.

Parc Activite La Poudrette Lamartine

4/6 Rue du Dauphine

69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............ No .....X....

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811, 333-147762 and 333-152738.

Explanatory Note

The unaudited financial information furnished in this report on Form 6-K supplements the unaudited financial information furnished on Form 6-K on September 5, 2008. The unaudited financial information included herein does not amend or restate the information furnished on September 5, 2008.

Index

Consolidated Balance Sheets as of June 30, 2008 (unaudited) and December 31, 2007	1

Consolidated Statement of Income (Unaudited) for the periods ended June 30, 2008 and 2007	2

Consolidated Statement of Shareholders' Equity for the period ended June 30, 2008 (Unaudited)	3

Consolidated Statements of Cash Flows (Unaudited) for the periods ended June 30, 2008 and 2007	4

Notes to Consolidated Interim Financial Statements	5

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2008 (unaudited) and December 31, 2007

(in thousands of euros unless otherwise noted)

ASSETS	Notes	06-30-2008	12-31-2007
Current assets
Cash and cash equivalents	2	2,740	17,523
Net Trade accounts and notes receivable		11,280	10,876
Other receivables		830	1,149
Inventories	3	4,551	4,306
Deferred tax assets		308	245
Other assets, current portion		686	935
Short-term investment	2	10,666	1,089
Total current assets		31,061	36,124
Other assets, non-current		1,565	1,800
Property and equipment, net		3,992	4,179
Intangible assets, net		114	79
Goodwill		2,412	2,412
Deposits and other non-current assets		407	410
Total assets		39,551	45,003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable		4,119	5,661
Deferred revenues, current portion		665	452
Social security and other payroll withholdings taxes		610	813
Income taxes payable		77	49
Other accrued liabilities		3,851	3,736
Short-term borrowings	4	1,327	1,593
Current portion of capital lease obligations	5	612	521
Current portion of long-term debt	6	320	58
Total current liabilities		11,581	12,884
Deferred revenues, non current		691	708
Capital lease obligations, non current	5	1,133	1,035
Convertible debentures carried at fair value	6	8,089	11,691
Financial instruments carried at fair value	6	606	3,484
Long-term debt, non current	6
Other long-term liabilities		692	703
Total liabilities		22,792	30,504
Shareholders’ equity
Common stock, €0.13 par value;
9,624,497 shares issued and 9,200,757 shares outstanding,
at June 30, 2008 and at December 31, 2007		1,251	1,251
Additional paid-in capital		26,225	25,896
Retained earnings		(6,268)	(8,265)
Cumulative other comprehensive loss		(3,149)	(3,082)
Treasury stock, at cost; 423,740 shares at June 30, 2008 and at December 31, 2007		(1,301)	(1,301)
Total shareholders’ equity		16,758	14,499
Total liabilities and shareholders’ equity		39,551	45,003

	1

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

For the periods ended June 30, 2008 and 2007

(in thousands of euros unless otherwise noted)

	Notes	6 months 2008	6 months 2007
Sales of goods		4,243	5,163
Sales of RPPs & leases		2,314	2,571
Sales of spare parts and services		2,816	2,830
Total sales		9,373	10,564
Warrants granted		—	—
Total net sales		9,373	10,564
Other revenues		92	49
Total revenues		9,465	10,613

Cost of goods		(2,847)	(3,358)
Cost of RPPs & leases		(1,203)	(1,117)
Cost of spare parts and services		(1,585)	(1,797)
Total cost of sales		(5,635)	(6,273)

Gross profit		3,830	4,340

Research and development expenses		(2,087)	(1,559)
Selling and marketing expenses		(2,680)	(2,663)
General and administrative expenses		(2,003)	(2,418)

Non-recurring operating expenses	9	—	441
Loss from operations		(2,940)	(1,859)
Financial (expense) income, net	10	4,812	6
Foreign currency exchange gain (loss), net		(66)	(228)
Other income (expense), net		8	12
Income (loss) before taxes		1,814	(2,069)
Income tax (expense) benefit		184	124
Net income (loss)		1,998	(1,945)
Basic net earnings (loss) per share		0,22	(0.21)
Basic weighted average shares outstanding		9,200,757	9,163,007
Diluted net earnings (loss) per share (1)		0,22	(0.21)
Diluted weighted average shares outstanding (1)		9,276,459	9,163,007

(1) Due to the net losses in 2007, the assumed net exercise of stock options/warrants and stock relating to the convertible bonds in this year was excluded, as the effect would have been anti-dilutive.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the period ended June 30, 2008 (unaudited)

(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumula-tive Other Compre-hensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2007	9,200,757	1,251	25,896	(8,265)	(3,082)	(1,301))	14,499
Net income				1,998			1,998
Translation adjustment					(67)		(67)
Warrants and stock options granted			330				330
Capital increase
Provision for retirement indemnities
Balance as of June 30, 2008	9,200,757	1,251	26,226	(6,267)	(3,149)	(1,301)	16,758

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the periods ended June 30, 2008 and June 30, 2007

(in thousands of euros unless otherwise noted).

	6 months 2008	6 months 2007
Cash flows from operating activities
Net income (loss)	1,998	(1,945)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,218	673
Change in fair value on Convertible Debentures	(2,913)
Change in fair value on Investors Warrants and Placement Agent Warrants	(2,727)
Other Non-cash compensation	330	(632)
Change in allowances for doubtful accounts & slow-moving inventories	130	103
Change in long-term provisions	(116)	(258)
Net capital loss on disposals of assets	13	65
Deferred tax expense/(benefit)	(63)	(165)
Operating cash flow	(2,130)	(2,159)
Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	111	(544)
Decrease/(Increase) in inventories	(366)	(367)
Decrease/(Increase) in other assets	248	507
(Decrease)/Increase in trade accounts and notes payable	(1,619)	(110)
(Decrease)/Increase in accrued expenses, other current liabilities	121	902
Net increase/decrease in operating assets and liabilities	(1,505)	(388)
Net cash used in operating activities	(3,635)	(1,771)

Cash flows from investing activities
Additions to capitalized assets produced by the Company	(155)	(704)
Net proceeds from sale of leased back assets	496	755
Acquisitions of property and equipment	(349)	(291)
Acquisitions of intangible assets	(44)	(6)
Acquisitions of short term investments	(10,397)	(2,990)
Net proceeds from sale of assets	—	72
Increase in deposits and guarantees	(5)	(9)
Reimbursement of deposits and guarantees	—	—
Net cash used in investing activities	(10,454)	(3,173)
Cash flow from financing activities
Proceeds from capital increase (2007: exercise of warrants and stock options)	—	352
Proceeds from long term borrowings, net of financing costs	—	—
Repayment of long term borrowings	(38)	(83)
Repayment of obligations under capital leases	(299)	(302)
Increase/(decrease) in bank overdrafts and short-term borrowings	(266)	34
Net cash used in financing activities	(603)	2
Net effect of exchange rate changes on cash and cash equivalents	(90)	(6)
Net increase/(decrease) in cash and cash equivalents	(14,793)	(4,948)
Cash and cash equivalents at beginning of year	17,523	9,894
Cash and cash equivalents at end of period	2,740	4,946

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing, distribution and maintenance of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. The Company currently produces devices for treating stones of the urinary tract and localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Italy and Asia.

The Company purchases the majority of the components used in its products from a number of suppliers but for some components, relies on a single source. Delay would be caused if the supply of these components or other components was interrupted and these delays could be extended in certain situations where a component substitution may require regulatory approval. Failure to obtain adequate supplies of these components in a timely manner could have a material adverse effect on the Company’s business, financial position and results of operation.

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘US GAAP’’) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1-3 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries, which include EDAP-TMS France SAS (“EDAP-TMS France”), EDAP Technomed Inc., Edap Technomed Sdn Bhd, Edap Technomed Italia S.R.L, EDAP Technomed Co. Ltd. (formerly Nippon Euro Edap Technomed KK), and EDAP Gmbh. Edap Technomed Sdn Bhd was incorporated in early 1997. Edap Technomed Co. Ltd. was created in late 1996. EDAP Gmbh was created in July 2006. All intercompany transactions and balances are eliminated in consolidation.

1-4 Revenue recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and usually provides a one-year warranty upon installation. The Company accrues for the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Sales of RPPs and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. If a contract on a RPP basis includes a minimum number of treatments, the revenue is recognized on a linear basis over the period. For treatments in excess of minimum levels, the revenue is recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a linear basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

1-5 Shipping and handling costs

The Company recognizes revenue from the shipping and handling of its products as a component of revenue. Shipping and handling costs are recorded as a component of cost of sales.

1-6 Cash equivalents and short term investments

Cash equivalents are cash investments which are highly liquid and have initial maturities of 90 days or less.

Cash investments with a maturity higher than 90 days are considered as short-term investments.

1-7 Accounts Receivables

Accounts receivables are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debt based on our collection efforts, aging of accounts receivables and other known factors.

1-8 Inventories

Inventories are valued at the lower of manufacturing cost, which is principally comprised of components and labor costs, or market (net realizable value). Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving, first based on a detailed comparison between quantity in inventory and historical consumption and then based on case-by-case analysis of the difference between the cost of inventory and the related estimated market value.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-9 Property and equipment

Property and equipment is stated at historical cost. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful life of the related assets, as follows:

Leasehold improvements......................................10 years or lease term if shorter

Equipment .............................................................. 3-10 years

Furniture, fixtures, fittings and other ..................2-10 years

Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes devices that are manufactured by the Company and leased to customers through operating leases related to Revenue-Per-Procedure transactions and devices subject to sale and leaseback transactions. This equipment is depreciated over a period of seven years.

1-10 Long-lived assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the assets (or the Group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the assets, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

1-11 Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested annually for impairment or more frequently when events or change in circumstances indicate that the assets might be impaired by comparing the carrying value to the fair value of the reporting units to which it is assigned. Under Statement of Financial Accounting Standards 142, “Goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

Changes in market conditions could have a major impact on the valuation of these assets and could result in additional impairment losses.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Intangible assets consist primarily of purchased patents relating to lithotripters, purchased licenses, a purchased trade name and a purchased trademark. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated by the straight-line method over the shorter of the contractual or estimated useful life of the assets, as follows:

Patents .................................................................... 5 years

Licenses................................................................... 5 years

Trade name and trademark ................................... 7 years

1-12 Treasury Stocks

Treasury stock purchases are accounted for at cost. The sale of treasury stocks is accounted for using the first in first out method. Gains on the sale or retirement of treasury stocks are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in capital to the extent that previous net gains from sale or retirement of treasury stocks are included therein; otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations.

1-13 Shipping and handling costs

Shipping and handling costs incurred by the Company are reflected in cost of goods sold.

1-14 Warranty expenses

The Company generally provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income.

1-15 Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes’’ Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. In accordance with SFAS No. 109, no provision has been made for income or withholding taxes on undistributed earnings of foreign subsidiaries, such undistributed earnings being permanently reinvested.

1-16 Research and development costs

Research and development costs are recorded as an expense in the period in which they are incurred.

The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not utilized, are recoverable in cash.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-17 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred

1-18 Foreign currency translation and transactions

Translation of the financial statements of consolidated companies

The reporting currency of EDAP TMS S.A. for all years presented, is the euro (€). The functional currency of each subsidiary is its local currency. In accordance with Statement of Financial Accounting Standards No. 52, all accounts in the financial statements are translated into euro from the functional currency at exchange rate as follows:

•	assets and liabilities are translated at year-end exchange rates;
•	shareholders’ equity is translated at historical exchange rates (as of the date of contribution);
•	statement of income items are translated at average exchange rates for the year; and
•	translation gains and losses are recorded in a separate component of shareholders’ equity.

Foreign currencies transactions

Transactions involving foreign currencies are translated into the functional currency using the exchange rate prevailing at the time of the transactions. Receivables and payables denominated in foreign currencies are translated at year-end exchange rates. The resulting unrealized exchange gains and losses are carried to the statement of income.

1-19 Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The dilutive effects of the Company’s common stock options and warrants is determined using the treasury stock method to measure the number of shares that are assumed to have been repurchased using the average market price during the period, which is converted from U.S. dollars at the average exchange rate for the period.

1-20 Derivative instruments

Financial Accounting Standards Board Statement No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (‘‘SFAS 133’’) requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must classify the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses from derivative instruments are recorded in the income statement.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1-21 Employee stock option plans

At December 31, 2007, the Company had five stock-based employee compensation plans. The Company adopted SFAS 123R, “Share-Based Payment”, effective January 1, 2006. SFAS 123R requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss). Prior to January 1, 2006, the Company followed the Accounting Principle Board (“APB”) Opinion 25, “Accounting for Stocks Issued to Employees”, and related interpretation for the accounting of stock compensation, as permitted by SFAS 123, “Accounting for Stock Based Compensation”.

The Group has elected the modified prospective transition method for adopting SFAS 123R. Compensation cost recognized in the year ended December 31, 2006 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provision of SFAS 123 and determined using the Black-Scholes valuation method, and (2) compensation cost for all share-based payments granted subsequently to January 1, 2006, based on the grants date fair value estimated in accordance with the original provisions of SFAS 123(R) and determined using the Black-Scholes valuation model. Results from prior periods have not been restated.

For options that are subject to graded vesting on a service conditions, the Company recognizes the stock compensation expense under the accelerated recognition method specified in FASB Interpretation (FIN) 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plan”. For options that cliff vest at the end of the vesting period, the Company recognizes the stock compensation expense ratably over the vesting period.

SFAS 123R requires the presentation of pro forma information for the comparative period prior to the adoption as if the group had accounted for all our employee stock options under the fair value method of the original SFAS 123. The following tables illustrate the effect on net income (loss) per share if the group had applied the fair value recognition provision of SFAS 123 to stock-based employee compensation to the prior year-end periods.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2008(1)	2007	2006(1)
Weighted-average expected life (years)	—	10	—
Expected volatility rates	—	75%	—
Expected dividend yield	—	—	—
Risk-free interest rate	—	4.4%	—
Weighted-average exercise price (€)	—	3.99	—
Weighted-average fair value of options granted during the year (€)	—	3.43	—

(1) The Company did not make any grants during the year 2006 and 2008.

1-22 Convertible debentures and detachable warrants

Warrants:

As part of the October 2007 $20 million issuance of the 9% Senior Convertible Debentures, we issued warrants to both the investors in the convertible debentures and to the bank that assisted us as the Placement Agent. See Note 14 for further discussion.

In accordance with EITF 00-19, the warrants issued to the investors in the convertible debentures (“Investor Warrants”) and the Placement Agent (“Placement Agent Warrants”) are classified as a liability because the Company may be required to net-cash and settle them upon the occurrence of certain events outside the control of the Company. We accounted for the Investor Warrants based on their fair value at inception date, with subsequent changes in fair value recorded as financial earnings (or loss) as each balance sheet date. We used a binomial pricing model to determine the fair value of the Investor Warrants: the binomial model was developed to capture the specific nature of this instrument, and in particular the possibility the holder may exercise the call option at any time from the inception date. The application of the model to the warrants therefore requires the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate, and the liquidity discount factor. A change in one or more of these assumptions could result in a material change to the estimated fair value of the vested warrants.

The warrants issued to the Placement Agent as partial consideration for placing the convertible debentures recorded as a liability, with changes in fair value at each balance sheet date reflected in financial income. We used the Black-Scholes option-pricing model to determine the fair value of the Placement Agent Warrants. The application of the model to the warrants at inception date therefore required the use of subjective assumptions, including historical share price volatility, the expected life of the warrants and our risk-free interest rate.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Convertible Debentures

On October 29, 2007 the Company raised $20 million in non-secured, convertible debentures with detachable warrants. See Note 14 for further discussion. At the inception date, the Company elected to measure the instrument and its embedded derivatives in its entirety at fair value, with changes in fair value reported in the income statement under financial income, pursuant to §16 of SFAS 133, as amended by SFAS 155. Thus, the convertible debentures together with their embedded derivatives are recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a Black & Scholes valuation model to measure the fair value of the Investor Warrants and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures.

1-23 Leases and Sales and leaseback transactions

In accordance with SFAS 13, Accounting for Leases, we classify all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease :

-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property's estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

We enter into sale-leaseback transactions from time to time. In accordance with SFAS 13 and EITF 93-8, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

1-24 New accounting pronouncements

On September 15, 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” ("SFAS 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company adopted the provisions of SFAS No. 157 for financial assets and financial liabilities.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FASB 157-2, “Effective Date of FASB Statement No. 157.” This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The effective date for nonfinancial assets and nonfinancial liabilities has been delayed by one year to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.

The Company has not completed its analysis of the potential impact of the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities (effective January 1, 2009) on the Company’s financial position and results of operations.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. The Company adopted the provisions of SFAS No. 159

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”), which requires the Company to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under Emerging Issues Task Force Issue No. 95-3 to be recorded as a component of purchase accounting. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company will adopt this standard at the beginning of the Company’s fiscal year ending November 30, 2009 for all prospective business acquisitions. The Company has not determined the effect that the adoption of SFAS No. 141(R) will have on the financial results of the Company.

In December 2007, the FASB issued FASB Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“SFAS 160”), which causes non controlling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company will adopt this standard at the beginning of the Company’s fiscal year ending November 30, 2009 for all prospective business acquisitions. The Company has not determined the effect that the adoption of SFAS 160 will have on the financial results of the Company.

In March 2008, the FASB issued SFAS No. 161 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities.” SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and is effective for fiscal years beginning after November 15, 2008. We do not expect the adoption of SFAS 161 will have a material impact on our results of operations or financial condition.

In April 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impact of SFAS FSP 142-3, but does not expect the adoption of this pronouncement will have a material impact on its financial position, results of operations or cash flows.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

In May 2008, the FASB issued Staff Position FSP APB 14-1 (FSP APB 14-1), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP APB 14-1 requires companies that have issued convertible debt that may be settled wholly or partly in cash when converted, to account for the debt and equity components separately. The value assigned to the bond liability is the estimated value of a similar bond without the conversion feature as of the issuance date. The difference between the proceeds for the convertible debt and the amount reflected as a bond liability is recorded as additional paid-in-capital. Interest expense is recorded using the issuer’s comparable debt rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and will require retrospective application. We have not determined yet the effect on our consolidated financial statements, if any, upon adoption of FSP APB 14-1.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board’s amendments to AU section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of SFAS 162, but does not expect the adoption of this pronouncement will have a material impact on its financial position, results of operations or cash flows.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

2—CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	06-30-2008	12-31-2007
Total cash and cash equivalents	2,740	17,523
Short term investments	10,666	1,089
Total cash and short term investments	13,406	18,611

Short term investments are monetary investments in liquid cash mutual fund securities.

3—INVENTORIES

Inventories consist of the following:

	06-30-2008	12-31-2007
Components, spare parts	4,190	3,751
Work-in-progress	447	688
Finished goods	1,043	888
Total gross inventories	5,680	5,327
Less: provision for slow-moving inventory	(1,129)	(1,021)
Total	4,551	4,306

4—SHORT-TERM BORROWINGS

As of June 30, 2008, short-term borrowings consist of €327 thousand of account receivables factored and for which the Company is supporting the risk of non-collection and loans in euros amounting to €1,000 thousand with the following conditions:

‘000 Euros	Amount	Maturation	Interest rate
EDAP-TMS France SA	517	December 22, 2008	Euribor + 0,5%
“	258	December 22, 2008	Euribor + 0,5%
“	225	December 22, 2008	Euribor + 0,5%
Total	1,000

5—CAPITAL LEASE OBLIGATIONS

The Company leases certain of its equipment under capital leases. At June 30, 2008, this equipment consists of medical devices for an amount of €1,683 thousand and vehicles for an amount of €62 thousand.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

6—LONG-TERM DEBT

Long-term debt consists of the following:

	06-30-2008	12-31-2007
Convertible Debentures carried at fair value	8,090	11,691

Investor Warrants	528	3,141
Placement Agent Warrants	78	343
Financial instruments carried at fair value	606	3,484

Accrued interest	300	—
Italy	20	58
Total	9,015	15,232
Less current portion	(320)	(58)
Total long-term portion	8,695	15,174

Long-term debt at June 30, 2008 matures as follows:

2008	320
2009	—
2010	—
2011	—
2012	7,847
2013	528
Total	9,015

As of June 30, 2008, long-term debt in Italy consists of a loan in euro amounting to €150 thousand with a quarterly variable interest rate based on Euribor + 1.375%, due to mature on September 18, 2008.

As of June 30, 2008, long-term in USD consists of a $20 million convertible debt with warrants, raised on October 29, 2007 through a Private Investment in Public Equity deal with selected investors – see Note 1-21 on the accounting treatment of the convertible debentures and the detachable warrants.

At inception date, the fair value of the convertible debentures and detachable warrants was $20 million. The Company has allocated the proceeds to the fair value of the debt host and the warrants.

The $20 million convertible debt is in the form of 20,000 debentures with a face value of $1,000 and each bond is convertible into 152 shares of common stock at any time at the election of the holder, using a conversion price of $6.57, subject to standard anti-dilution adjustments.

The debentures mature in five years (October 28, 2012) and bear an annual interest rate of 9% payable on a quarterly basis in cash or in common stock, at the option of the company (decision made every quarter) with a 10% discount price over the average market price of common stock.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Investors in the convertible debentures also received an aggregate number of 1,680,000 detachable warrants to purchase one share of common stock for each warrant. The warrants have a six-year term and an exercise price of $6.87, subject to standard anti-dilutive adjustments.

The company also granted to the bank acting as placement agent in the transaction warrants to purchase 188,965 shares of common stock, with a five-year term and the following exercise prices: 121,765 shares at $6.57 and 67,200 shares at $6.87.

Fair Value of Investor Warrants:

The valuation model of Investor Warrants uses a binomial valuation model to capture the complexity of the instruments, and notably the possibility to exercise the call option at any time from the inception date.

As of December 31, 2007, the binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $4.80
-	Strike price of warrants: $6.87
-	Risk free interest rate at 6 years: 3,55%
-	Monthly volatility: 75%
-	Liquidity Discount Factor: 26.91%

As of June 30, 2008, the binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $3.03
-	Strike price of warrants: $6.87
-	Risk free interest rate at 6 years: 3,47%
-	Monthly volatility: 49.5%
-	Liquidity Discount Factor: 37.6%

On that basis, the unit fair value of Investor Warrants was $2.75 per warrant as of December 31, 2007 and $0.50 per warrant as of June 30, 2008. The total fair value for the 1,680,000 issued warrants was $4.624 million at December 31, 2007 and $832 million at June 30, 2008.

Fair Value of the Convertible Debt:

At inception date, the Company elected to measure the entire convertible debt (i.e. the debt host with all embedded derivative features) at fair value (with changes in fair value reported in income statement), pursuant to §16 of SFAS 133, as amended by SFAS 155. The total fair value of the convertible debt is the aggregate of the fair value of the underlying debt host instrument and the fair value of the embedded derivatives.

The estimate of the fair value of the underlying debt component is obtained by using the actual interest spread the Company would have had to pay if a straight, unsecured, debt had been raised, with no additional remuneration to lenders in the form of conversion options or warrants. Before and at inception date, the Company conducted an analysis of the terms available on a non-convertible, unsecured, conventional debt. Based on this analysis, a rate of 30% has been used as in conducting the fair value of the debt host which represents an interest spread of 26% over the risk-free interest rate at inception date. The present value of the debt host using an effective interest rate of 30% is $10.330 million. At December 31, 2007 and June 30, 2008 the fair value has been measured again considering any changes required in underlying assumptions, and mostly the risk free interest rate and the Company specific credit spread of 26%. The spread, which depends on the Company’s specific risk profile is unchanged at December 31,

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

2007 and June 30, 2008 as no significant changes occurred in the risk profile of the Company. The present value of the debt host at December 31, 2007 is $10.533 million and $11,120 million at June 30, 2008.

The valuation model of the conversion option uses a binomial valuation model to capture the complexity of the instrument, and notably the continuous possibility of an arbitrage between holding common shares versus interest bearing bonds.

As of December 31, 2007, the Binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $4.80
-	Strike price of warrants: $6.57
-	Risk free interest rate at 5 years: 3,43%
-	Monthly volatility: 75%
-	Liquidity Discount Factor: 26.91%

As of June 30, 2008, the Binomial model uses the following main assumptions and parameters:

-	Share price at closing date: $3.03
-	Strike price of warrants: $6.57
-	Risk free interest rate at 5 years: 3,34%
-	Monthly volatility: 49.5%
-	Liquidity Discount Factor: 37.6%

On that basis, the fair value of the conversion option was $6.677 million ($9.135 million before liquidity discount) as of December 31, 2007 and $1.633 million ($2.616 million before liquidity discount) as of June 30, 2008.

Placement Agent Warrants:

As part of the transaction costs, the Company granted to the bank acting as placement agent in the transaction warrants to purchase 188,965 shares of common stock, with a five year term and the following exercise prices: 121,765 shares at $6.57 per share and 67,200 shares at $6.87 per share. The fair value of the Placement Agent Warrants has been valued using the Black-Scholes option valuation method, using a 3.43% risk free interest rate and a 75% stock volatility at December 31, 2007, and 3.34% risk free interest rate and a 49.5% stock volatility at June 30, 2008.

The following table summarizes the fair value of the entire indebtedness related to the convertible debentures, Investor Warrants and Placement Agent Warrants:

In ‘000 US Dollars	Total Fair Value At December 31, 2007	Total Fair Value At June 30, 2008	Change in Fair Value in USD
Convertible debt	17,210	12,752	(4,458)
Investor Warrants	4,624	832	(3,792)
Total	21,834	13,584	(8,250)
Placement Agent Warrants at $6.57	327	80	(247)
Placement Agent Warrants at $6.87	177	42	(135)
Total	22,338	13,707	(8,631)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

The following table reflects the impact after translation in euros:

In ‘000 Euros	Total Fair Value At December 31, 2007	Total Fair Value At June 30, 2008	Change in Fair Value in EUR (reflected in Financial income – See Note 9)	Exchange Rate Impact
Exchange Rate (USD/EUR)	1.4721	1.5764	1.5304
Convertible debt	11,691	8,090	(2,913)	(688)
Investor Warrants	3,141	528	(2,478)	(135)
Total	14,832	8,618	(5,390)	(824)
Placement Agent Warrants	343	78	(249)	(16)
Total	15,174	8,695	(5,639)	(840)

7—SHAREHOLDERS’ EQUITY

7-1 Common stock

As of June 30, 2008, EDAP TMS S.A.’s common stock consisted of 9,624,497 issued shares, fully paid, and with a par value of €0.13 each. 9,200,757 of the shares were outstanding.

7-2 Pre-emptive subscription rights

Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

7-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception.

7-4 Treasury stock

As of June 30, 2008, the 423,740 shares of treasury stock consisted of (i) 21,400 shares acquired on December 2, 1996 for €85 thousand, (ii) 352,800 shares acquired between August and December 1998 for €1,016 thousand, and (iii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 423,740 shares of treasury stock have been acquired to cover outstanding stock options (see Note 7-5).

7-5 Stock-option plans

As of June 30, 2008, the 423,740 ordinary shares held as treasury stock were dedicated to serve stock purchase option plans as follows:

-

31,900 shares which may be purchased at a price of €3.81 per share and 10,212 shares which may be purchased at a price of €1.83 per share pursuant to the exercise of options that were granted in 1998 and in 1999 and are outstanding;

-

52,000 shares which may be purchased at a price of €2.08 per share and 6,425 shares which may be purchased at a price of €2.02 per share pursuant to the exercise of options that were granted in 2001 and in 2002 and are outstanding; and

-	162,000 shares which may be purchased at a price of €2.60 per share pursuant to the exercise of options that were granted in 2004

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

As of June 30, 2008, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	June 30, 2008		December 31, 2007		December 31, 2006
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	781,625	2.38	502,162	2.36	593,262	2.50
Granted			504,088	3.99
Exercised			(183,750)	2.03	(72,600)	3,20
Forfeited	(32,000)	3.57	(7,250)	2,60	(18,500)	2,60
Expired			(33,625)	3.81	-	-
Outstanding at the end of the period	749,625	3.41	781,625	3.42	502,162	2.38
Exercisable at the end of he period	262,357	2.60	234,787	2,63	405,162	2,73
Shares purchase options available for grant on June 30	105,328	—	105,328	—	0	—

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at June 30, 2008:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.81	31,900	1.0	3.81	31,900	3.81
2.60	162,000	5.5	2.60	162,000	2.60
2.08(1)	52,000	3.5	2.08	52,000	2.08
2.02(2)	6,425	4.0	2.02	6,425	2.02
1.83	10,212	1.0	1.83	10,212	1.83
1.83 to 3.81	262,537	3.0	2.60	262,537	2.60
(1)

All the 52,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = € 1.085).

(2)	All the 6,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = € 1.0545).

The Company applies FAS 123R on Share Based Payments and its related interpretations in accounting for its employee stock options.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

8—OPERATING NON RECURRING EXPENSES

In 2007, the Company recorded a non recurring profit of €441 thousand, as the net result of a portion of the compensation resulting form the termination of the distribution agreement with HealthTronics, in the form of Lithotripsy and HIFU machines and equipments being given to EDAP.

9—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	6 months 2008	6 months 2007
Interest income	76	78
Interest expense	(670)	(72)
Depreciation of prepaid expenses on debt grant	(235)	−
Changes in fair value of the Convertible Debentures	2,913	−
Changes in fair value of the Investor Warrants	2,477	−
Changes in fair value of the Placement Agent Warrants	249	−
Total	4,812	6

Interest expense in 2008 comprises a €585 thousand expense for the payment of the 9% interest coupon on the convertible debentures.

See Note 6 for discussion on the accounting for the convertible debentures, Investor Warrants, and Placement Agent Warrants.

10—SEGMENT INFORMATION

In July of fiscal year 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division.

In January 2007, the Company announced that a fourth segment was created, named FDA, to report the on the clinical activity pursuing the FDA approval for the Ablatherm. In addition and for the purpose of a better understanding of the economic performance of each segment, all 4 segments were now reported in direct contribution method, thus taking out the Consolidation column that was previously needed to eliminate inter company flows.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

Segment operating profit or loss are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	6 months 2008	6 months 2007
Segment operating loss	(2,940)	(1,859)
Interest income, net	4,812	6
Foreign Currency exchange (losses) gains, net	(66)	(228)
Other income, net	8	12
Income tax (expense) credit	184	124
Consolidated net loss	1,998	(1,945)

A summary of the Company’s operations by business unit is presented below for periods ending June 30, 2008 and 2007:

	HIFU Division	UDS Division	EDAP TMS FDA	EDAP TMS Corporate	Total consolidated
6 months 2008
Sales of Goods (incl. consumables)	1,195	3,048			4,243
Sales of RPPs & Leases,	1,785	529			2,314
Sales of Spare Parts & Services	832	1,984			2,816
Total Net Sales	3,811	5,562			9,373
Other Revenues	62	29			92
Total Revenues	3,873	5,591			9,465
Gross Profit	2,374	1,456			3,830
Research & Development	(574)	(533)	(981)		(2,087)
SG&A + Depreciation	(1,828)	(1,764)	(40)	(1,051)	(4,682)
Non recurring profit/(expenses)
Operating income (loss)	(27)	(841)	(1,021)	(1,051)	(2,940)

	HIFU Division	UDS Division	EDAP TMS FDA	EDAP TMS Corporate	Total consolidated
6 months 2007
Sales of Goods (incl. consumables)	1,545	3,618			5,163
Sales of RPPs & Leases,	2,085	486			2,571
Sales of Spare Parts & Services	792	2,039			2,830
Total Net Sales	4,422	6,142			10,564
Other Revenues	17	32			49
Total Revenues	4,439	6,174			10,613
Gross Profit	2,648	1,692			4,340
Research & Development	(698)	(549)	(311)		(1,559)
SG&A + Depreciation	(1,930)	(1,852)	(315)	(984)	(5,081)
Non recurring profit/(expenses)		137	304		441
Operating income (loss)	20	(572)	(322)	(984)	(1,859))

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

11—SUBSEQUENT EVENTS

N /A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2008

EDAP TMS S.A.

/S/ MARC OCZACHOWSKI

MARC OCZACHOWSKI

CHIEF EXECUTIVE OFFICER